UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                     (Amendment No. 5)*

            Patriot Transportation Holding, Inc.

                      (Name of Issuer)

                        Common Stock

               (Title of Class of Securities)


                          70337B102
                       (CUSIP Number)

                      December 31, 2005

   (Date of Event Which Requires Filing of this Statement)

                     Daniel B. Nunn, Jr.
                      McGuireWoods LLP
                    50 North Laura Street
                         Suite 3300
                Jacksonville, Florida  32202
                       (904) 798-2654

 (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and
                       Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        SCHEDULE 13G


------------------------------------------------------------
CUSIP No.: 70337B102
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Baker Holdings, L.P.
   FEIN:  59-2560711

------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                    (b) [_]

------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
------------------------------------------------------------
                         5  SOLE VOTING POWER
                              0
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  1,061,521
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                         0
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             1,061,521
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   1,061,521
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    35.8%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    PN
------------------------------------------------------------

                        SCHEDULE 13G

------------------------------------------------------------
CUSIP No.: 70337B102
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Baker Investment Holdings, Inc.
   FEIN:  51-0395727

------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                     (b) [_]

------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
------------------------------------------------------------
                         5  SOLE VOTING POWER
                              0
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  1,061,521
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                         0
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             1,061,521
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   1,061,521
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    35.8%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    CO
------------------------------------------------------------

                        SCHEDULE 13G

------------------------------------------------------------
CUSIP No.: 70337B102
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Edward L. Baker
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                     (b) [_]
------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
------------------------------------------------------------
                         5  SOLE VOTING POWER
                              114,283
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  1,061,953
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                        111,741
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             1,061,953
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   405,124
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ X ]
------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    13.7%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------

                        SCHEDULE 13G

------------------------------------------------------------
CUSIP No.: 70337B102
------------------------------------------------------------
1  NAME OF REPORTING PERSON
   John D. Baker II
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                    (b) [_]
------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
------------------------------------------------------------
                         5  SOLE VOTING POWER
                             105,416
NUMBER OF SHARES         -----------------------------------
  BENEFICIALLY           6  SHARED VOTING POWER
   OWNED BY                  1,102,253
     EACH                -----------------------------------
   REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON                        103,867
     WITH                -----------------------------------
                         8  SHARED DISPOSITIVE POWER
                             1,102,253
------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   485,363
------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [X]

------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    16.4%
------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN



Item 1.

     (a)  The name of the Issuer is Patriot Transportation
Holding, Inc.

     (b) The Issuer's principal executive offices are located at 1801 Art Museum Drive, Jacksonville, Florida
32207.

Item 2.

     (a) This Amendment No. 5 to Schedule 13G is filed on behalf of Baker Holdings, L.P., a Delaware limited partnership (the "Partnership"), Baker Investment Holdings, Inc., a Delaware corporation and the general partner of the Partnership (the "General Partner"), and Edward L. Baker and John D. Baker II, individually (collectively, the "Reporting Persons").

     (b) The principal executive offices of the Partnership and the General Partner are located at 103 Foulk Road, Suite
202, Wilmington, Delaware  19803.

          The principal business address for the two individual Reporting Persons, Edward L. Baker and John D.
Baker II, is 155 East 21st Street, Jacksonville, Florida
32206.

     (c) The Partnership was originally organized as a Florida limited partnership but was converted into a Delaware limited partnership on December 23, 1999. The General Partner was organized in December 1999 as a Delaware corporation to serve as the new general partner of the Partnership. The individual Reporting Persons are brothers and are citizens of the United States.

     (d) This Amendment No. 5 to Schedule 13G relates to the common stock of the Issuer, par value $.10 per share.

     (e)  The CUSIP number of the common stock is 70337B102.

Item 3.

     Not applicable

Item 4.

     (a)  Amount beneficially owned:

          1)   Baker Holdings, L.P.:                1,061,521

          2)   Baker Investment Holdings, Inc.:     1,061,521

          3)   Edward L. Baker:                       405,124


          4)   John D. Baker II:                      485,363

          Total:                                    1,244,472 shares

     (b)  Percent of class:

          1)   Baker Holdings, L.P.:                   35.8%

          2)   Baker Investment Holdings, Inc.:        35.8%

          3)   Edward L. Baker:                        13.7%

          4)   John D. Baker II:                       16.4%

          Total:                                       42.0%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

               1)   Baker Holdings, L.P.:                  0

               2)   Baker Investment Holdings, Inc.:       0

               3)   Edward L. Baker:                 114,283

               4)   John D. Baker II:                105,416

               Total:                                219,832

          (ii) Shared power to vote or to direct the vote:

               1)   Baker Holdings, L.P.:             1,061,521

               2)   Baker Investment Holdings, Inc.:  1,061,521

               3)   Edward L. Baker:                  1,061,953

               4)   John D. Baker II:                 1,102,253

               Total:                                 1,102,253

          (iii) Sole power to dispose or to direct the disposition of:

               1)   Baker Holdings, L.P.:                     0

               2)   Baker Investment Holdings, Inc.:          0

               3)   Edward L. Baker:                    111,741

               4)   John D. Baker II:                   103,867

               Total:                                   215,608

          (iv) Shared power to dispose or to direct the disposition of:

               1)   Baker Holdings, L.P.:             1,061,521

               2)   Baker Investment Holdings, Inc.:  1,061,521

               3)   Edward L. Baker:                  1,061,953

               4)   John D. Baker II:                 1,102,253

               Total:                                 1,102,253

     In addition to the beneficial holdings set forth above, the Partnership and its partners may be deemed to constitute a "group" under Section 13(d)(3) of the Exchange Act for the purpose of acquiring, holding and disposing of the Issuer's securities. Pursuant to Rule 13d-5(b)(i), the shares beneficially owned by each partner may therefore be deemed to be beneficially owned by the Partnership and by virtue of their status as partners of the Partnership, to be beneficially owned by each individual Reporting Person. However, pursuant to Rule 13d-4, the Partnership disclaims beneficial ownership of the shares individually owned by its partners, and the General Partner and Messrs. Edward L. Baker and John D. Baker II each disclaim beneficial ownership of the shares owned by the other individual Reporting Persons.

The Partnership and the General Partner

     1,061,521 shares are directly owned by the Partnership. The General Partner and the Partnership have shared voting and dispositive power with respect to such shares. As directors and shareholders of the General Partner, Edward L. Baker and John D. Baker II may be deemed to be beneficial ownership of, and to have shared voting and dispositive power with respect to, the shares owned by the Partnership.

Edward L. Baker - Voting and Dispositive Power

     Edward L. Baker has sole voting and dispositive power over 85,543 shares that he holds as trustee of certain trusts for the benefit of the children of John D. Baker II, 26,191 shares owned by his Living Trust and 7 shares that he holds directly. Mr. Baker has sole voting but no dispositive power with respect to 2,542 shares held in a Profit Sharing Plan.

     Mr. Baker has shared voting and dispositive power with respect to the 1,061,521 shares held by the Partnership and 432 shares held in a fiduciary account by STABANCO, as nominee of SunTrust Bank.

Edward L. Baker - Beneficial Ownership

     The beneficial ownership total of Edward L. Baker shown above includes 353,840 of the 1,061,521 shares owned by the Partnership and 144 of the 432 shares held in the STABANCO account. Mr. Baker disclaims beneficial ownership of the remaining shares owned by the Partnership and the STABANCO account.

     Mr. Baker's reported beneficial ownership total also includes 22,000 shares issuable under options that are exercisable within 60 days of December 31, 2005, and 400 shares owned by his wife (as to which he disclaims beneficial ownership). Mr. Baker's reported beneficial ownership total does not include the 85,543 shares that he holds as trustee for the benefit of the children of John D.
Baker II, as to which he disclaims beneficial ownership.

John D. Baker II - Voting and Dispositive Power

     John D. Baker II has sole voting and dispositive power over 103,867 shares held in his Living Trust and sole voting but no dispositive power over 1,549 shares held in a Profit
Sharing Plan account.

     Mr. Baker has shared voting and dispositive power with respect to the 1,061,521 shares owned by the Partnership and the shares in the STABANCO account.

     Mr. Baker has shared voting and dispositive power with respect to 40,300 shares held by Regency Square II, a Florida general partnership. Trust B under the will of Martin E. Stein, deceased, is a partner in the Partnership.
John D. Baker II is a co-trustee of the Trust B.

John D. Baker II - Beneficial Ownership

     The beneficial ownership total of John D. Baker II shown above includes 353,840 of the 1,061,521 shares owned by the Partnership and 144 of the 432 shares held in the

STABANCO account. Mr. Baker disclaims beneficial ownership of the remaining shares owned by the Partnership and the STABANCO account.

     Mr. Baker's reported beneficial ownership total also includes 1,963 shares held by his wife's Living Trust (as to which he disclaims beneficial ownership), and 24,000 shares issuable under options exercisable within 60 days after December 31, 2005.

     Mr. Baker's reported beneficial ownership total excludes the 40,300 shares held by Regency Square II, as well as 95,543 shares held under various trusts for the benefit of his wife and children. Mr. Baker disclaims beneficial ownership of all of such shares.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

     Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

     Baker Holdings, L.P., a Delaware Limited Partnership
     Baker Investment Holdings, Inc., a Delaware corporation
     Edward L. Baker
     John D. Baker II

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                          SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 14, 2006

                              BAKER HOLDINGS, L.P.

                              By:  Baker Investment Holdings, Inc.

                                  /s/ Darryl E. Smith
                              By: _____________________________
                                      Darryl E. Smith, President


                              BAKER INVESTMENT HOLDINGS, INC.

                                  /s/ Darryl E. Smith
                              By: _____________________________
                                      Darryl E. Smith, President


                              /s/ Edward L. Baker
                              _________________________________
                              Edward L. Baker


                              /s/ John D. Baker II
                              _________________________________
                              John D. Baker II